UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2012

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

A copy of the Registrant’s press release dated November 28, 2012 is furnished herewith and is incorporated by reference into the following Registration Statement:

Registration Statement on Form S-8 No. 333-157279

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document
99.1

Press Release dated November 28, 2012: “Transition Therapeutics Announces Enrollment of the First Patient in Phase 2 Study of ELND005 (Scyllo-inositol) for the Treatment of Agitation/Aggression in Patients with Alzheimer’s Disease.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: November 28, 2012	By:	/s/ Nicole Rusaw-George
	Name:	Nicole Rusaw-George
	Title:	Chief Financial Officer

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